SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02050228

RECEIVED
AUG 0 9 2002
154
SEC MAIL PROCESSING WASH. D.C. SECTION

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
7/31/02

For the month of July 2002

PROCESSED
AUG 0 9 2002
THOMSON
FINANCIAL

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Room M & N, 6/F, Block 3
Camelpaint Buildings
60 Hoi Yuen Road
Kwun Tong, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: August 1, 2002

By /s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

Attached hereto is a copy of the Registrant's July 9, 2002 press release.

NEWS RELEAS]

PondelWilkinson • MS&L Los Angeles

Corporate and Investor Relations

New York

Atlanta

Boston

Portland

12100

Wilshire Boulevard

Suite 400

Los Angeles,

California

90025

Telephone:

(310) 207-9300

Fax:

(310) 207-5444

Web Address:

www.pondel.com

CONTACT: Gary S. Maier
PondelWilkinson MS&L
(310) 207-9300

HIGHWAY HOLDINGS LIMITED REPORTS FISCAL YEAR-END RESULTS

-- Loss Narrowed Significantly for Fourth Quarter and Fiscal Year-End --

HONG KONG — July 9, 2002 — Highway Holdings Limited (Nasdaq: HIHO) today announced financial results for its fiscal year ended March 31, 2002, reflecting a significant increase in sales and a sharply reduced net loss for the fourth quarter and year.

For the fourth quarter of fiscal 2002, the company reported a net loss of $25,000, or $0.01 per share, compared with a net loss of $1,133,000, or $0.39 per share, a year ago. Net sales for the quarter climbed 39.6 percent to $4.6 million from $3.3 million in fiscal 2001.

For the fiscal year ended March 31, 2002, the company reported a net loss of $231,000 or $0.08 per share, compared with net loss of $1,252,000 or $0.43 per share last year. Net sales for fiscal year 2002 increased 10.7 percent to $19.4 million from $17.5 million a year earlier.

Roland Kohl, Highway Holdings' chairman and chief executive officer, "Our financial performance for fiscal 2002 reflects, in part, the benefits of the strategic realignment of operations initiated last year and our increasing marketing efforts. Even hampered by the September 11th events, the company still accomplished positive growth in operations and financial results."

Mr. Kohl noted that sales of cameras for fiscal 2002 increased by $1,885,000, or 69.3 percent over a year ago, to $4,541,000 – representing 23.4 percent of the company's sales. During fiscal 2002 the company expanded its camera manufacturing operation with the establishment of a new facility in Bulgaria to focus on the European market, which contributed to the sales increase by approximately $764,000. Kohl indicated, however, that there is significant competition in the low-end camera industry, with low

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gross margins, and that profitability for the camera operations depends on maintaining a critical mass in turnover. A proceeding previously brought by Fuji Photo Film Co. Ltd against 20 companies before the U.S. International Trade Commission (ITC) to prohibit the importation into the U.S. of single-use lens-fitted film packages had affected the company's U.S. sales of a prior version of the company's cameras. However, the company has developed a new reusable lens-fitted film package camera that, the company believes, does not violate the Fuji patents. Although the company has not yet marketed the new camera in the U.S., future sales of the new camera are expected to contribute to the continued growth of camera sales.

Kohl noted that sales of metal manufactured parts and components for fiscal 2002 amounted to $12,024,000, a decrease of $196,000, or 1.6 percent, over a year ago – representing 61.8 percent of the company's total sales. He noted that the decrease in sales was primarily due to a decline in sales to Japanese customers, who continue to experience economic stagnation. Kohl added that the significant decrease in sales to Japanese companies was largely offset by an increase in sales to European customers.

"The key focus of management currently is to improve the company's metal manufacturing business by obtaining a greater number of orders for the manufacture of subassemblies and components, which require greater value-added manufacturing and therefore typically have higher gross margins than manufacturing individual parts," Kohl said.

He noted that sales of clocks for fiscal 2002 increased slightly over a year ago to $2,867,000, an increase of $200,000, or 7.5 percent – representing 14.8 percent of total sales. "During fiscal 2002, the company initiated a program to sell watches in Europe manufactured by other entities under Highway Holdings' "Kienzle" trademark, which contributed approximately $450,000 to clock sales," Kohl said. He noted that without this new marketing initiative clock sales would have actually decreased in fiscal 2002 compared with a year ago, essentially due to an industry-wide oversupply and pricing pressures on all quartz clock products.

"In order to address the changing business environment within the clock industry, we have commenced selling a new line of our radio controlled clocks, which offers new marketing and opportunities. We are optimistic about the company's ability to capitalize on this product development, specifically in our OEM clock business section," Kohl said.

He noted that the company is engaged in several initiatives to further capitalize on its Kienzle trademark. Accordingly, in order to increase the sales and profits in the

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company's clock business section, additional products to be marketed under the Kienzle name are under consideration.

Selling, general and administrative expenses for the year ended March 31, 2002 were $3,625,000 amounting to 18.6% of total net sales, an increase of $104,000 over such expenses for the year ended March 31, 2001. The increase in selling, general and administrative expenses is due to the legal fees and other expenses associated with the ITC proceedings, as well as the company's recently opened manufacturing facilities in Bulgaria.

At March 31, 2002, the company had a working capital of $6,716,000 compared with $6,425,000 at March 31, 2001. Kohl noted that the company financial position remains strong with a current ratio of 2.7:1.

Highway Holdings manufactures a wide variety of high-quality metal parts and components for blue chip original equipment manufacturers. It also manufactures clocks and clock movements for sale under the company's own Kienzle Uhren brand name, as well as for unaffiliated clock companies. Additionally, Highway Holdings manufactures finished products, including single-use and 35mm cameras and other products. The company is headquartered in Hong Kong and operates manufacturing facilities both in Shenzhen province of the People's Republic of China and in Bulgaria.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company's various filings with the Securities and Exchange Commission, including without limitation the company's periodic and annual reports on Form 20-F.

# # #

(Tables Follow)

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)

	Three Months Ended March 31,		Twelve Months Ended March 31,	
	2002	2001	2002	2001
Net sales	$ 4,641	$ 3,324	$ 19,432	$ 17,543
Cost of sales	3,659	3,186	16,048	15,051
Gross profit	982	138	3,384	2,492
Selling, general and administrative expenses	897	1,084	3,625	3,521
Operating Income (loss)	85	(946)	(241)	(1,029)
Non-operating items				
Interest expenses	$ (17)	(22)	(82)	(140)
Exchange gain (loss), net	(79)	(176)	13	(216)
Interest income	6	26	64	131
Other income	17	16	78	57
Total non-operating income (expenses)	(73)	(156)	73	(168)
Equity in loss of affiliate	(5)	(21)	(5)	(21)
Net income/(loss) before income tax	$ 7	$ (1,123)	$ (173)	$ (1,218)
Income taxes	(32)	(10)	(58)	(34)
Net loss	$ (25)	$ (1,133)	$ (231)	$ (1,252)
Loss per share – basic	$ ($0.01)	$ ($0.39)	$ ($0.08)	$ (0.43)
Weighted average number of shares – basic	2,904	2,905	2,904	2,905
Loss per share – diluted	$ ($0.01)	$ ($0.39)	$ ($0.08)	$ (0.43)
Weighted average number of shares – diluted	2,904	2,905	2,904	2,905

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

ASSETS

	March 31 2002		March 31 2001	
Current assets:				
Cash and cash equivalents	$	2,189	$	2,293
Restricted cash		1,157		1,265
Accounts receivable, net of doubtful accounts		2,833		2,066
Inventories		4,193		4,143
Prepaid expenses and other current assets		296		362
Total current assets		10,668		10,129
Property, plant and equipment, net		4,243		4,723
Industrial property rights		788		785
Investment in and advance to affiliate		2		7
Total assets	$	15,701	$	15,644

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002		2001	
Current liabilities:				
Short-term borrowings	$	1,146	$	1,194
Current portion of long-term debt		60		37
Accounts payable		1,583		1,937
Accrual payroll and employee benefits		304		262
Other liabilities and accrued expenses		859		274
Total current liabilities	$	3,952	$	3,704
Long-term debt		52		12
Deferred income taxes		231		231
Shareholders' equity:				
Common shares, $0.01 par value - (Authorized 20,000,000 shares; issued 2,935,776 shares; outstanding shares: 2,903,976)		30		30
Additional paid-in capital		8,793		8,793
Retained earnings		2,725		2,956
Accumulated other comprehensive income		(33)		(33)
Treasury shares, at cost-31,800 shares in 2002		(49)		(49)
Total shareholders' equity		11,466		11,697
Total liabilities and shareholders' equity	$	15,701	$	15,644